FORM 53-901F (British Columbia)

SECURITIES ACT
Material Change Report under:

                        Section 85(1) of the Securities Act (British Columbia) & Section 151 of the Securities Rules

Item 1	Reporting Issuer Viceroy Exploration Ltd. 520 – 700 West Pender Vancouver, BC V6C 1G8 (604) 669-4777 (the "Company")

Item 2	Date of Material Change October 15, 2004, being the date of the news release.

Item 3

Press Release

The press release was distributed to the B.C., Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick and Northwest Territories Securities Commissions and the TSX Venture Exchange via SEDAR and through various other approved public media.

Copy of the News Release is attached hereto.

Item 4

Summary of Material Change

The Company announced additional exploration results on the main Quebrada Del Diablo (QDD) zone at its wholly-owned Gualcamayo Gold Project in San Juan Province, Argentina.

The Company completed a series of saw-cut channel samples on the exposed breccias at both the east and west extremities of the QDD deposit. These channels are essentially continuous and are considered equivalent to drill holes. The purpose of these channels was to test the breccias at surface to determine the extent of mineralization. These results will now be included in the updated resource calculation on the QDD zone, which is currently ongoing.

The Company will be issuing an updated resource on the QDD zone later this month, together with an updated resource estimate on the Amelia Ines zone and an initial resource calculation for the Magdalena zone. The Preliminary Economic Evaluation (Scoping Study) by AMEC is well underway and is expected to be announced in mid to late November.

Item 5	Full Description of Material Change Please see attached news release.

Item 6	Reliance on Section 85(2) of the Securities Act (British Columbia) Reliance on Section 75(3) of the Securities Act (Ontario) Not applicable.

Item 7	Omitted Information

Nil.

Item 8	Senior Officer/Director Contact: Michele A. Jones, Corporate Secretary Tel: (604) 669-4777

Item 9	Statement of Senior Officer The foregoing accurately discloses the material change referred to herein.

VICEROY EXPLORATION LTD.

Per:

"Michele A. Jones"

Michele A. Jones
Corporate Secetary

DATED at Vancouver, B.C. this 15h day of October, 2004.

Viceroy Exploration Ltd.	News Release #2004.16

TSX Venture Exchange: VYE
OTC Bulletin Board: VCRYF
520 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212 www.viceroyexploration.com

News Release
Viceroy Exploration Channel Sampling Yields
High-Grade Gold Values & Extends Resource

Vancouver, British Columbia, October 15, 2004 - Viceroy Exploration Ltd. (the "Company") is pleased to announce additional exploration results on the main Quebrada Del Diablo (QDD) zone at its wholly-owned Gualcamayo Gold Project in San Juan Province, Argentina.

The Company completed a series of saw-cut channel samples on the exposed breccias at both the east and west extremities of the QDD deposit. These channels are essentially continuous and are considered equivalent to drill holes. The purpose of these channels was to test the breccias at surface to determine the extent of mineralization. These results will now be included in the updated resource calculation on the QDD zone, which is currently ongoing.

Significant results on the eastern portion of QDD (Ptz. Blanco) include: (see map attached)

04CN-PB-001 which returned 1.54 g/t Au over 44.9 meters including 10.20 g/t Au over 4.3 meters

04CN-PB-002 which returned 4.67 g/t Au over 47.26 meters including 7.94 g/t Au over 11.16 meters

04CN-PB-006 which returned 3.06 g/t Au over 11.25 meters including 4.43 g/t Au over 6.47 meters

04CN-PB-002 is the highest grade intersection on the QDD resource to date. It is of particular significance because this area is likely to be mined at the outset of any proposed mining operation.

It should be noted that the 44.9-meter total length of 04CN-PB-001 includes 20.5-meters from which no samples were recovered due to ground conditions and the average grade includes these intervals at zero grade. If these intervals of no recovery were excluded, the weighted average of the remaining 24.4-meters would be 2.83 g/t Au.

Significant results on the western portion of QDD (Target A) include: (see map attached)

04CN-TA-010 which returned 2.07 g/t Au over 19.45 meters including 3.91 g/t Au over 5.44 meters

04CN-TA-011 which returned 2.23 g/t Au over 15.53 meters

04CN-TA-012 which returned 1.38 g/t Au over 11.12 meters including 1.98 g/t Au over 5.2 meters

These saw-cut channels were taken in the area of Target A, outside of the existing resource area and approximately 100 meters above and along strike with drill hole QDR-99, the last hole drilled in the QDD zone. Hole QDR-99 returned 2.80 g/t Au over a 60 meter interval. Drilling to test the continuity of this zone is planned as part of the next phase of the overall drill program.

Mr. Patrick Downey, President and CEO of Viceroy Exploration Ltd. said, “The Company is very pleased with these results. They are extremely significant as they expand the resource base and provide the opportunity of mining higher-grade zones during the early development of the QDD.”

The Company will be issuing an updated resource on the QDD zone later this month, together with an updated resource estimate on the Amelia Ines zone and an initial resource calculation for the Magdalena zone. The Preliminary Economic Evaluation (Scoping Study) by AMEC is well underway and is expected to be announced in mid to late November.

Results of the 14 saw-cut channels are as follows:

	Length (m)	from (m)	to (m)	Au (g/t)
04-CN-PB-001	44.90	0.00	44.90	1.54
includes:	4.30	24.30	28.60	10.20

04-CN-PB-002	47.26	0.00	47.26	4.67
includes:	11.16	28.10	39.26	7.94

04-CN-PB-003	18.86	14.74	33.60	0.45
includes:	2.26	29.38	31.64	0.95

04-CN-PB-004	17.80	0.00	17.80	0.24

04-CN-PB-005	14.40	0.00	14.40	0.59
includes:	2.25	7.91	10.16	1.84
&	1.94	12.46	14.40	1.21

04-CN-PB-006	11.25	0.00	11.25	3.06
includes:	6.47	4.78	11.25	4.43

04-CN-PB-007	38.55	0.00	38.55	0.74

04-CN-TA-008	8.06	12.41	20.47	0.54

04-CN-TA-009	12.39	0.00	12.39	1.01

04-CN-TA-010	19.45	0.00	19.45	2.07
includes:	5.44	14.01	19.45	3.91

04-CN-TA-011	15.53	0.00	15.53	2.23

04-CN-TA-012	11.12	0.00	11.12	1.38
includes:	5.20	5.92	11.12	1.98

04-CN-TA-013	21.16	0.00	21.16	0.51
includes:	2.06	19.1	21.16	2.84

04-CN-TA-014	26.18	7.23	33.41	0.78
includes:	8.47	9.55	18.02	1.61

Quality Control

The program is being conducted under the supervision of Mr. Rick Diment P.Geo., who is the Company’s qualified person under NI 43-101. All samples were collected in accordance with industry standards and submitted to Alex Stewart in their Mendosa, Argentina facility.

Accuracy of results are tested through the systematic inclusion of duplicates and check assays.

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is a well-financed company focused on the exploration and development of its 100%-owned Gualcamayo Gold Project, with over 1.5 million ounces of gold in resource, located in San Juan Province, Argentina.

The Company owns four additional properties, all located in favourable geology in Argentina. Las Flechas, a highly prospective gold target to the north, has been joint-ventured with Tenke Mining Corp. The three other properties will also be advanced through joint ventures.

For further information please contact:

Christine Black
Corporate Communications
604-669-4777

TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statement
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.

Ptz. Blanco Inset Map
Target A Inset Map
2001
Quebrada del Diablo
Resource
Drill Holes
2004
1998-2000
Viceroy Exploration Ltd.
Gualcamayo Project
Target A - Ptz. Blanco Areas
2004 Channel Sampling
(contour interval = 25m)
0
50
100
200

2001
Quebrada del Diablo
Resource
04CN-PB-007
04CN-PB-002
4.67 g/t Au over 47.26m
incl. 7.94 g/t Au over 11.16m
04CN-PB-004
04CN-PB-003
0.45 g/t Au over 18.86m
04CN-PB-001
1.54 g/t Au over 44.9m
incl. 10.20 g/t Au over 4.3m
98QD-012
99QD-033
04CN-PB-006
3.06 g/t Au over 11.25m
incl. 4.43 g/t Au over 6.47m
04CN-PB-005
99QD-029
99QD-034
99QD-030
04QDR-075
04QDR-078
04QDR-097
6713300 mN
6713250 mN
6713200 mN
6713150 mN
2536050 mE
2536100 mE
2536150 mE
2536200 mE
2536250 mE
Viceroy Exploration Ltd.
Gualcamayo Project
Ptz. Blanco
2004 Channel Sampling
(contour interval = 5m)
0
25
50

2001
Quebrada del Diablo
Resource
99QD-042
99QDR-021
04QDR-099
99QDR-022
04CN-TA-011
2.23 g/t Au over 15.53m
04CN-TA-012
1.38 g/t Au over 11.12m
incl. 1.98 g/t Au over 5.2m
04CN-TA-010
2.07 g/t Au over 19.45m
incl. 3.91 g/t Au over 5.44m
04CN-TA-013
0.51 g/t Au over 21.16m
04CN-TA-009
1.01 g/t Au over 12.39m
04CN-TA-008
0.54 g/t Au over 8.06m
04CN-TA-014
0.78 g/t Au over 26.18m
incl. 1.61 g/t Au over 8.47m
Viceroy Exploration Ltd.
Gualcamayo Project
Target A
2004 Channel Sampling
(contour interval = 5m)
0
12.5
25
50